FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name:	Metallica Resources Inc.

Fiscal year end date used
to calculate capitalization:	December 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end (TSX:MR)		(i)
92,001,263

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii)
$3.74

Market value of class or series		(i) X (ii) =	(A)
$344,084,724

Total number of warrants outstanding as at the issuer's most recent fiscal year end (TSX:MR.WT)		(iii)
19,257,500

Simple average of the closing price of warrants of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(iv)
$1.44
Market value of warrants		(iii) X (iv) =	(B)
$27,730,800

Market value of other securities:
(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined)					(C)
					None

(Repeat for each class or series of securities)					(D)

Capitalization
(Add market value of all classes and series of securities)				(A) + (B) +
				(C) + (D) =	$371,815,524

Participation Fee					$14,700
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee , if applicable
(See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining in the issuer's fiscal year	=

	12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)